UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   CIHC, Incorporated
   1201 Orange Street
   Wilmington, DE  19801
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   October 1, 1997
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   NAL Financial Group, Inc. (NALF)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
 Common Stock                              |36,814,305            |D               |                                               |
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
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Series A Preferred Stock|(1)      |(1)      |Common Stock           |5,000,000|$.625     |D            |                           |
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9% Subordinated Converti|10/1/97  |(2)      |Common Stock           |15,740,58|$.32      |D            |                           |
ble Debentures          |         |         |                       |1(3)     |          |             |                           |
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9% Subordinated Converti|10/1/97  |(2)      |Common Stock           |23,067,79|$.30      |D            |                           |
ble Debentures          |         |         |                       |3(3)     |          |             |                           |
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
Explanation of Responses:
(1) The number of shares has been determined by reference to a $.625 per share conversion price. The instruments governing the preferred stock provide for a conversion price equal to 80% of the closing bid price per share on the NASDAQ/NMS on the date of
conversion.
(2) Conseco, Inc. has entered into an agreement with NAL Financial Group, Inc. that it will convert the debentures immediately upon NAL Financial Group, Inc. filing an amendment to its Articles of Incorporation to increase authorized shares of common
stock.
(3)  Such amounts do not include the conversion of accrued
interest.
SIGNATURE OF REPORTING PERSON
By:  William T. Devanney, Jr., Senior Vice President
DATE
October 13, 1997